CUSIP No 230215105	Schedule 13D	Page 1 of 8 Pages

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13D-2(A)

Culp, Inc.

(Name of Issuer)

Common Stock

(Title and Class of Securities)

230215105

(CUSIP Number)

Russell M. Robinson III Vice President and Secretary International Textile Group, Inc. 804 Green Valley Road, Suite 300 Greensboro, North Carolina 27408 (336) 379-6220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No 230215105	Schedule 13D	Page 2 of 8 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) International Textile Group, Inc. (33-0596831)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* 00 (see Item 3)
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	7	SOLE VOTING POWER 0 (see Item 3)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	8	SHARED VOTING POWER 798,582 (see Item 3)
	9	SOLE DISPOSITIVE POWER 798,582 (see Item 3)
	10	SHARED DISPOSITIVE POWER 0 (see Item 3)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 798,582 (see Item 3)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4% of the Common Stock (see Item 2 and Item 5)
14		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No 230215105	Schedule 13D	Page 3 of 8 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.05 per share (the "Common Stock"), of Culp, Inc., a North Carolina corporation (the "Issuer"). The Issuer’s principal executive offices are located at 1823 Eastchester Drive, High Point, North Carolina 27265.

Item 2. Identity and Background.

(a)

This Schedule is being filed by International Textile Group, Inc. (the "Reporting Person"). A list of the executive officers and directors of the Reporting Person, and each person controlling the Reporting Person (including, where applicable, each executive officer and director thereof) is attached as Annex A hereto.

(b)	The address of the principal business office of the Reporting Person is:

International Textile Group, Inc.

804 Green Valley Road, Suite 300

Greensboro, North Carolina 27408

Except as otherwise set forth in Annex A hereto, the address for each of such persons listed thereon is as set forth above.

(c)

The principal business of the Reporting Person is the manufacturing of textile products. The principal occupation or business of each person set forth in Annex A hereto is as described in Annex A and, except as set forth therein, the principal address is as set forth in (b) above.

(d)

The Reporting Person has not and, to the knowledge of the Reporting Person, none of the persons listed on Annex A hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)	Citizenship

See Item 6 of cover page. To the knowledge of the Reporting Person, each entity listed on Annex A hereto was organized in Delaware and each individual listed on Annex A hereto is a citizen of the United States.

CUSIP No 230215105	Schedule 13D	Page 4 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person entered into an Asset Purchase Agreement (the "Agreement"), dated January 11, 2007, with the Issuer relating to the sale by the Reporting Person of certain of its assets to the Issuer. The purchase price under the Agreement was $8.3 million, subject to adjustment, which was to be paid with $2.5 million in cash and issuance of shares of Culp's common stock (the "Shares"). After final inventory adjustment, which was completed as of February 2, 2007, the number of Shares was determined.

In connection with the Agreement, the Reporting Person and the Issuer also entered into a Registration Rights and Shareholder Agreement (the "Registration Agreement"), pursuant to which the Reporting Person may demand that the Issuer register the Shares with the Securities and Exchange Commission, which would allow the Shares to be sold to the public after the registration statement becomes effective. The Registration Agreement contains provisions pursuant to which the Reporting Person has agreed not to purchase additional shares of the Issuer's common stock or take certain other actions to influence control of the Issuer and has agreed to vote the Shares in accordance with the recommendations of the Issuer's board of directors.

Item 4. Purpose of Transaction.

See Item 3 above.

Other than as discussed herein, the Reporting Person currently has no plans or proposals to effect:

(a)          the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)          an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)          a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors;

(e)          any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)          changes in the Issuer’s articles of incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

CUSIP No 230215105	Schedule 13D	Page 5 of 8 Pages

(h)          causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	See Items 11 and 13 of the cover page.
(b)	See Items 7-10 of the cover page.

(c)          Except as described in this Schedule 13D, the Reporting Person and, to the knowledge of such Reporting Person, no person listed on Annex A hereto has effected any transactions in the common stock of the Issuer during the past 60 days.

(d)          To the knowledge of the undersigned, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 -- Registration Rights and Shareholder Agreement between Culp, Inc. and International Textile Group, Inc., dated as of January 22, 2007.

See also copy of Asset Purchase Agreement between Culp, Inc. and International Textile Group, Inc. dated as of January 11, 2007 filed with the SEC as Exhibit 10.1 to the Reporting Peron's Form 8-K - Current Report on January 11, 2007.

CUSIP No 230215105	Schedule 13D	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007	INTERNATIONAL TEXTILE GROUP, INC. By: /s/ Russell M. Robinson III Name: Russell M. Robinson III Title: Vice President & Secretary

CUSIP No 230215105	Schedule 13D	Page 7 of 8 Pages

ANNEX A

Executive Officers and Directors of the Reporting Person

Executive Officers

Wilbur L. Ross, Jr., Chairman of the Board of Directors

Joseph L. Gorga, President and Chief Executive Officer

Gary L. Smith, Executive Vice President and Chief Financial Officer

Robert E. Garren, Vice President, Human Resources and Corporate Communications

Samir M. Gabriel, Vice President and Controller

Neil W. Koonce, Vice President and General Counsel

Karyl P. McClusky, Vice President and Treasurer

Russell M. Robinson III, Vice President and Corporate Secretary

John L. Bakane, President, Cone Denim

Thomas E. McKenna, President, Sales and Marketing, Cone Denim

Kenneth T. Kunberger, President, Burlington Worldwide

J. Derrill Rice, President, Burlington House

James W. Payne, President, Carlisle Finishing

Stephen B. Duerk, President, Safety Textiles International

Bart E. Hanaway, President, Europe and Asia Pacific, Safety Textiles International

Directors

Wilbur L. Ross, Jr.

Joseph L. Gorga

Gary L. Smith

Stephen W. Bosworth

Michael J. Gibbons

David H. Storper

Dr. Daniel D. Tessoni

David L. Wax

Pamela K. Wilson

WLR Recovery Associates II LLC

Managing Member

Wilbur L. Ross, Jr.

Address

The Managing Member can be reached c/o WL Ross & Co. LLC, 600 Lexington Avenue, 19th Floor, New York, New York 10022.

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CUSIP No 230215105	Schedule 13D	Page 8 of 8 Pages

Principal Business

The principal business of WLR Recovery Associates II LLC is that of making investments in securities.

International Textile Holdings, Inc.

Executive Officers

Wilbur L. Ross, Jr., Chairman, Chief Executive Officer and President

David L. Wax, Vice President

Pam K. Wilson, Vice President

Michael J. Gibbons, Vice President, Secretary and Treasurer

Director

Wilbur L. Ross, Jr.

Address

Each of such executive officers, and the director, of International Textile Holdings, Inc. can be reached c/o WL Ross & Co. LLC, 600 Lexington Avenue, 19th Floor, New York, New York 10022.

Principal Business

The principal business of International Textile Holdings, Inc. is to hold shares of stock of the Reporting Person.

Wilbur L. Ross, Jr.

Mr. Ross can be reached c/o WL Ross & Co LLC, 600 Lexington Avenue, 19th Floor, New York, New York 10022. Mr. Ross' principal occupation is that of investment advisor.

WLR Recovery Fund II, L.P.

Address

WLR Recovery Fund II, L.P. can be reached c/o WL Ross & Co LLC, 600 Lexington Avenue, 19th Floor, New York, New York 10022.

Principal Business

The principal business of WLR Recovery Fund II, L.P. is that of making investments in securities.

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